SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

Commission File No. 0-53646

Eagleford Energy Inc. (formerly Eugenic Corp.)
(Registrant’s name) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.    Eagleford Energy Inc. Press Release on Year End Reserves Data and Other Oil and Gas Information and Audited Consolidated Financial Statements as filed on SEDAR on December 29, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 7, 2010	EAGLEFORD ENERGY INC.

	By:	/s/ Sandra Hall
Name: Sandra Hall
Title: President

ITEM 1
EAGLEFORD ENERGY INC.
(Formerly: Eugenic Corp.)

FOR IMMEDIATE RELEASE

Eagleford Reports Year End Reserves Data and Other Oil and Gas Information
and Audited Consolidated Financial Statements

Toronto, Canada – December 29, 2009 – Eagleford Energy Inc. (OTCBB: EFRDF) (“Eagleford” or the “Company”) announces that it has filed its reserves data and other oil and gas information as of August 31, 2009 on Forms 51-101F1, 51-101F2 and 51-101F3, as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators.  The Company also filed its Audited Consolidated Financial Statements together with the auditors report for the year ended August 31, 2009. Copies of the Company’s reserves data and other oil and gas information and its Audited Consolidated Financial Statements may be obtained on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Eagleford Energy Inc.
The Company is a junior resource company carrying out operations through production, development and exploration of oil and gas. The Company has an interest in a natural gas unit in the Western Sedimentary Basin, Canada operated by BP Canada Energy.

For further information, please contact:

Sandra Hall
President
Eagleford Energy Inc.
Telephone: (416) 364-4039
Suite 1505, 1 King Street West, Toronto, Ontario, M5H 1A1, Telephone: 416 364-4039, Facsimile: 416 364-8244

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, statements regarding impact from the shut-in of facilities, the applicability of royalty reductions, and impact on future funds flow.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

Suite 1505, 1 King Street West, Toronto, Ontario, M5H 1A1, Telephone: 416 364-4039, Facsimile: 416 364-8244